Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	 Twelve Months
	    Ended
	 June 30,1997

Net Income	$ 127,655

Income Taxes	   77,996
	$ 205,651



Fixed Charges:
	Interest	$ 55,325
	Amortization of Debt Discount,
		Expense and Premium	1,624
	Rentals	   34,212
			$  91,161



Earnings Before Income Taxes
	and Fixed Charges	$ 296,812



Ratio of Earning to Fixed Charges	   3.26 x





















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